United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	20

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NOTICE TO SHAREHOLDERS ANNUAL GENERAL MEETING APPOINTMENT OF CANDIDATES TO THE BOARD OF DIRECTORS AND FISCAL COUNCIL BY MINORITY SHAREHOLDERS VALE S.A. (“Vale” or “Company”) informs that it received from Geração Futuro L. Par. Fundo de investimento em Ações and others, from Vic Distribuidora de Títulos e Valores Mobiliários S.A. and from Mr. Victor Adler, acting as minority shareholders of Vale, the appointment of Mr.: i) MARCELO GASPARINO DA SILVA and PATRICIA GRACINDO MARQUES DE ASSIS, as respectively, candidates for Effective Member and Alternate Member of the Board of Directors of Vale, to run with all other candidates, whether public or not, who will be appointed at the Company's Annual Shareholders' Meeting to be held on April 30th, 2019, under the terms of the legislation in force. ii) RAPHAEL MANHÃES MARTINS and GASPAR CARREIRA JUNIOR, as respectively, candidates for Effective Member and Alternate Member of the Fiscal Council of Vale, to separately run for the election, by the holders of common shares issued by Vale, at the Annual General Meeting to be held on April 30th, 2019, under the terms of the legislation in force. Documents in English pertaining to the clearance statement, curriculum and information provided for in items 12.5 to 12.10 of the Reference Form, are still pending to be provided to Vale by the minority shareholders.

ANNEX I Regular member by the ONs - RAPHAEL MANÃES MARTINS, is a (i) lawyer, enrolled with the Brazilian Bar Association (section of Rio de Janeiro) and partner of the law firm Faoro & Fucci (since 2010), (ii) Regular member of the Board of Directors of Eternit S.A. (since 2015), Regular member of the Audit Committee of Vale (since 2015), of Light S.A. (since 2014), of Fibria Celulose S.A. (2016/2017) and of Embratel Participações S.A. (in 2014). He was a professor at the Federal University of the State of Rio de Janeiro (in 2010) and at the State University of Rio de Janeiro (from 2007 to 2009). Deputy member by the ONs - BERNARDO ZITO PORTO, is a (i) lawyer, professor at the University of Missouri-Kansas City School of Law. He acted as an associate to the law firm Faoro & Fucci. Master of law by the University of Michigan. Enrolled with the Brazilian Bar Association, Section of Rio de Janeiro. Regular member by the PNs - ROBERT JUENEMANN, is a (i) mediator lawyer certified by the CEDR (UK), member of the Legal Commission and Cooperatives Commission, as well as director of the IBGC - Brazilian Institute of Corporate Governance. He is well experienced in the implementation of corporate governance in both publicly-held and closely-held companies. (ii) member of the audit committee of Eletrobrás and Eternit. He was a member of the audit committee of Celesc and is currently a member of the GGC - Corporate Governance Group. Deputy member by the PNs - GASPAR CARREIRA JUNIOR, is (i) related to the OI group (Telemar, Oi, BrT) since June 1999 to the present date. (ii) is a member of the audit committee (since 2013) and administrative-financial services officer (since 2009)

CURRICULUM March,2019 PERSONAL DATA Name: Parents: Marital sta tus: Date of Birth: Aclr css: Phone: E-mail: Marcelo Gasparino da Silva Joao Gasparino da Silva e Aida Maria Kindermann da Silva Married since 1998 February 13, 1971, in Florian6polisiSC Rua Esteves Junior,605, apto. 1411-Centro-FpolisiSC Brazil 55(48)32120415{48)32061835-{48)999620015{21)967839891 marcelogasparinodasilva@gmail.com MINICURRICULAR Chairman of the Board of Directors and member of the Board of Directors and Conselho Fiscal, coordinator and member of committees of finance, auditing, risks, legal, compliance, ethics and related parties in publicly-held companies. Lawyer Specialist in Corporate Tax Administration by ESAG. He is Chairman of the Board of Directors of ETERNIT (2017-2019), Board Member of CEMIG (2016-2019), CELESC {2018-2020), and KEPLER WEBER (2017-2019), and member of the Conselho Fiscal of.BRASKEM {2018-2019). He was Chairman of the Board of Directors of Usiminas (2015-2016) and member of the Board of Directors of Celesc {2011-2014), Bradespar {2015-2016), Eletrobras {2012-2014 and 2016), Tecnisa {2012-2014), Battistella (2016-2017), Vale {2016-2017) and Eletropaulo (2016-2018), in addition to Usiminas itself {2012-2016). He was Member of the Conselho Fiscal of AES Eletropaulo {2012-2013), AES Tiete (2013-2014), Bradespar (2014-2015), Eletrobras (2014-2015) and Petrobras {2017-2018). He is member of CEMIG's Strategy and Finance Committee (2018-2019) and CELESC's Finance,(2017-2018). He was Coordinator of Celesc's Legal and Audit Committee (2012-2014, of the Legal and Compliance Committee of ETERNIT (2015-2017), Eletrobras Audit Committee (2013-2014 and 2016) and), Coordinator of the Related Party Committee and member of Eletropaulo's Audit Committee (2017-2018), and member of CEMIG's Finance, Audit and Risk Committee {2017-2018). He began his executive career as Legal and InstitutionalOficer of CELESC {2007-2009). Participates in the CEO Program FGV 2016 {IBE I FGV I IDE). He attended the Executive Program on Mergers and Acquisitions at the London Business School and from specific courses in the financial and strategic areas at the IOD - Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter,Certified Board Member and composes the IBGC Bank for Board of Directors. He is a member of the AMEC Technical Committee and of the IBGC Legal and Societies of Mixed Economy Committees. He is professor of the discipline Board of Directors on the course of Corporate Governance at the Government School Foundation-ENA,in Santa Catarina,Brazil.

With solid training in Corporate Governance and experience in boards of directors and Audit Committees, he contributed to the IBGC and to AMEC in the construction of the Brazilian Corporate Governance Code - "CBGC" and from its launch he inserted it as a working tool in all companies which is operating, the "APPLY OR EXPLAIN" model, a system that recognizes the practice of corporate governance is a journey and should not translate into a rigid model of regulation applicable equally to all companies.

With passages in companies of the sectors of generation, transmission and distribution of energy, oil and gas, natural gas distribution, petrochemical, mining, steel and steel transformation, port, ferrovias, base industry, armazenagem, real state, building materials and finishes, vehicle distribution, agribusiness and holding company acquired knowledge in industry, commerce and services, skills that allow constructive contribution in the most diverse matters and strategies that are dealt with in the boards that participate, such as turnaroud, capital structure, merger & acquisitions, sale of non core assets, restructuring financial crisis of companies in crisis, succession of executives, among others.

Participated in the deep process of awareness of the importance of the presence of independent members elected by minority shareholders occurred in the last 8 years. The failures of corporate governance that prevailed in state-controlled companies, coupled with the corruption problems that have spread in Petrobras and Eletrobras, and which in the last two years have been adequately addressed and curtailed, among others, have negatively affected the Brazilian capital market, and rethinking current governance rules and creating much stricter rules and much more severe punishments.

Attentive to the process of continuous education participates annually in the main events of Corporate Governance and Capital Markets in Brazil. In March 2018 he attended the IIC Spring Conference organized by the Council of Institutional Investors, Whashington/USA, and spoke to The Emerging Markets Investors Alliance on the topic Corporate Governance in Brazil: the Push for reform, in New York/USA.

Marcelo is Chairman of the Board of Directors of ETERNIT (New Market-NM), Board Member of CEMIG (Level 1), KEPLER WEBER (Level 1) and CELESC (Level 2) and member of the *Conselho Fiscal* of BRASKEM (Level 1).

He was Chairman of the Board of Directors of Usiminas, a member of the boards of directors of Bradespar, Celesc, Eletrobras, Eletropaulo, Tecnisa and Vale. He was *Conselho Fiscal* Member of AES Eletropaulo, AES Tietê, Bradespar, Eletrobras and Petrobras.

PROFESSIONAL QUALIFICATION

CEO PROGRAM FGV 2016/2017
(IBE/FGV/IDE)
Certified Board of Directors.
Brazilian Institute of Corparate Governance - IBGC
Component of the Bank of Directors and Community - CCI
IBGC
MBA in Auditing, Controllership and Finance (atending)
Getulio Vargas Foundation - FGV
Specialization in Corporate Tax Administration
ÚNICA/ESAG
Law Graduation
Federal University of Santa Catarina – UFSC

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PROFISSIONAL EXPERIENCE

MANDATES IN PROGRESS

ETERNIT – Chairman – 2017-2019
Independent member of the Board of Directors – 2014/2019

- Eternit S.A. is a Corporation, an integrated industry and leader in the production of chrysotile mineral coatings and chrysotile mineral extraction. It faced the defenses of the crisis of the Brazilian economy that arrived at critical levels in 2016, generating a strong retraction of its businesses. As Chairman of the Audit, Risks, Legal and Compliance Committee, he took on the responsibility of following the negotiations with the Public Prosecutor's Office in order to find a continuity solution for the extraction of the chrysotile mineral and a transition process of production with Chrysotile fiber for production with alternative fiber. In this sense, the Company has already built a factory for alternative fibers produced with polypropylene. The recent Federal Supreme Court (STF) ruling that ordered the immediate banning of the use of the mineral, which took not only the Company's Management but the market of great surprise, disrupting conciliation negotiations before the Superior Labor Court - TST, the Ministry of Mines and Energy - MME and the Public Ministry of Labor - MTE, and practically unfeasible the transitional litigation within a term of up to 10 years in 100% of production with chrysotile asbestos fiber for the production with alternative fiber. The subsidiaries Tégula and Comanhia Sulamericana de Cerâmica - CSA are complementary operations and are undergoing a review process by the Board. The Board plays constant follow-up to the board and initiated in 2016 renewal process, initiated by the choice of a new CEO who performed a complete turn around in the Company, trocando toda a diretoria em um ano.
  Os desafios impostos pela proibição levaram a Companhia e requer a proteção do processo de Recuperação Judicial em março de 2018 para evitar a quebra de *Covenants* e o vencimento antecipado das dívidas financeiras. A Assembleia Geral de Credores foi marcada para 13/03/19 quando se espera aprovar o Plano de Recuperação Judicial. The goal is to prepare the company for a new development cycle, leveraging the know-how of current executives in strategic positions.

CEMIG – Independent member of the Board of Directors – 2016-2019

- Centrais Energéticas de Minas Gerais SA - CEMIG is the largest integrated energy company in Brazil, a group of more than 200 specific purpose companies, with operations in several Brazilian states, Controlling Cemig Distribution and Cemig Generation and Transmission, integrating the TAESA and LIGHT Control Group. It serves more than 10 million consumers, has a generator park made up of 75 hydroelectric plants, 27 wind, 2 thermal and 1 solar. It totals 4.1 GW of installed capacity and 9,5 thousand kilometres of transmission lines.
  Elected by a long-term shareholder holding 10% of the Company's capital stock and whose objective is to actively participate in the Company's restructuring and recovery process, it has been combative in its quest to improve Corporate Governance practices, which had not yet been possible given the low commitment of the former members of the Board of Directors to the Agenda. With the departure of AGC from the Company's capital and the consequent election of four new members, a process that occurred with deep involvement of the Board member and the shareholder Banco Clássico, a new composition was reached with 3 independent members, experts in the electric sector and with Agenda of the Corporate Covernance in the first place.
  He actively participates in the Finance, Audit and Corporate Risks Committee that accompanied the process of renewing U$ 2.5 billion of the Company's corporate debt. The new State Law will be welcomed and accelerate Cemig's recovery process, which will include the sale of its stake in Light and Renova, and the three independent members on the Board nominated by the FIA Dynamics Energy / Banco Clássico will play a key role.
  Previous experiences in the Celesc and Eletrobras state companies have given the Board member a significant differential in order to highlight the problems that are recurring in this type of company in

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which the State is the controlling shareholder, and now knower of Cemig's modus operandi hopes to tackle the main problems that have led to Company, its subsidiaries and subsidiaries to have much lower numbers than their competing peers, with the purpose of recovering the Company's credibility, profitability and market value.

KEPLER WEBER – Independent member of the Board of Directors – 2016-2017

- The Company is a Corporation focused on metal-mechanic sector, with leading global position in the supply of grain storage systems and continuously seeking the forefront in all its segments, with the main objective to be the best in development solutions for their audiences.
  With factories in Rio Grande do Sul and Mato Grosso do Sul, it operates in the agribusiness sector, in the post-harvest stage of the grain production chain. It manufactures equipment for the storage, processing and handling of bulk, being specialized in the development of complete storage solutions for its clients. Its product portfolio consists of metal silos, horizontal and vertical conveyors, dryers and grain cleaning machines.
  Trading companies, cooperatives, food processing / industrialization industries, as well as medium and large grain producers, form Kepler Weber's customer portfolio, for which tailor-made turnkey projects are developed.
  It has been in the market for more than 85 years and has been exporting and leading the industry for more than 40 years in South America. Its agile and integrated structure aims to contribute to the final result of its customers and also to the maximum profitability of its customers. shareholders.
  Brazil is among the world's largest agribusiness powers, with annual grain output exceeding 150 million tons, of which more than 90 million go through a Kepler Weber solution.
  The focus will be the Company's Management's improving and setting new goals aimed at organic growth, recovery of profit margins that were pressured by the sharp rise in steel prices in Brazil, its main raw material, aiming to capture all the possibilities the new cycle of development of the Brazilian Agribusiness will provide.

BRASKEM – *Conselho Fiscal* member – 2018-2019

- Braskem is the largest
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MANDATES CONCLUDED

USIMINAS – Chairman of de Board of Directors – 2015-2016
Independent member of the Board of Directors – 2012-2016

- Usinas Siderúrgicas de Minas Gerais S.A. Usiminas is an integrated company in the production of flat steel and the transformation and distribution of steel through its subsidiaries Mineração Usiminas - MUSA, Soluções Usiminas - SU and Usiminas Mecânica - USIMEC. With the entry of the Techint Group into the control block, preferred shareholders led by a shareholder holding 6% of the class joined to elect, for the first time, a member on the Board of Directors. The new executives sought to implement a new management format but there was a cultural conflict and this demanded a lot from the two independent members on issues involving operations between related parties, since the NSC Group was already a solution provider and the TT Group started to propose several Inter-company operations, some of high inquiry. Since his inauguration, he has included in the agenda of the Board the focus on core business and an agenda of non-strategic business divestitures such as Usiminas Automotiva, Usimec and even Musa. The first operation came to fruition with the sale of Automotiva, but an attempt of operation between parties related to Usimec added to a corporate crisis caused by a problem of compliance with the executives indicated by the TT Group triggered the dismissal of the main executive and beginning of the greater Brazilian corporate conflict. And at this moment the presence of independent members was vital to avoid paralysis of the Company and even the practice of illegalities.

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As the Control Group prevented its participation in the Audit Committee from issues related to the 2013 financial statements were not approved by the then Board Member. As the divergences remained in 2014,in addition to voting against the financial statements,the independent member voted against the extension of the service contract of the independent external audit firm,which at the time generated a lot of controversy but proved to be a wise decision. Of the members of the ControlGroup filed a lawsuit to annul the approvals approved at the AGOs of 2013 and 2014. As a result of a deadlock within the ControlGroup was elected Chairman of the Board of Directors at Extraordinary General Meeting held on 041612016 defeating two candidates and initiating a process that sought to pacify the conflicting shareholders and support management in the face of the significant reduction in steelconsumption in 2014 and intensified in 2015 and led the Company to a serious financialstress,Resulting in the adoption of several extreme measures such as the stoppage of the primary activities of the Cubatao Plant. As a result of Chairman's announcements initiated in August 2015, the Board of Directors began renegotiating with financial institutions in order to reflect the financial debt,which resulted in Standstill signed on 03113116, followed by capitalization of R$ 1.05 billion at a time when The Company had only R$ 200 million in cash, an operation that only materialized thanks to the involvement of the two independent members of the Board of Directors,Mauro Cunha and Marcelo Gasparino,who improved the proposalof the NSSMC Group from R $ 4.30 to R$ 5,00 the value of the new shares to be issued and reducing the risk of dilution of minority shareholders. Again the time showed that the decisions taken by the then Chairman were correct,since Usiminas was in a process of burning R $ 200 million cash I month and after all the measures approved in the Board until April 2016 the Company maintained the same level Of cash,around R $ 1billion,throughout the year 2016. The results of 2017 showed that the paths chosen by the then Chairman of the Board of Directors in 2016 were agreed and the company's shares recovered their market value,mainly with the recovery of steel prices,propitiating the resumption of the Brazilian steel industry. 2018 began with the good news that shareholders Ternium and Nippon Steel have reached an agreement and will close all existing litigation, which could provide a new virtuous period for the Company. This is a case where history proves that the presence of independent members is relevant in every publicly traded company, and fundamental for minority shareholders in the defense and preservation of the best interest for the Company and not for its controlling shareholders. Eletropaulo -Independent member of the Board of Directors-2016-2018 •Eletropaulo Metropolitana SA AES Eletropaulo composes the AES Brasil Group and is a concessionaire of electric energy distribution services for greater Sao Paulo,with more than 7 million customers and commercializing 43 GWh in 2016 is the largest electric power distributor in the Americas distributed energy.Elected by a shareholder holding10% of the preferred shares,the Board is focused on improving and implementing the best corporate governance practices and strict corporate debt control. Having been a member of the Board of Directors of Eletrobras, he followed the judicial agreement that the Company has sought in the Eletrobras I CTEEP case,given its high relevance and high impact risk to the Company. In 2016, it disagreed over the transformation of common and preferred shares to defend exactly the opposite,that the Company that is already in Level 2 of BM&FBovespa should seek to unify its shares,moving towards the Novo Mercado ("CBGC" 1.1. 1).1t also proposed the creation of the Audit Committee,Finance and Corporate Risks ("CBGC" 4.1),subject to deliberation in the first quarter of 2017. With the installation of the Related Party Committee for being one of the two independent members and was appointed its president, the said structure that will give its opinion on operations with potentialrisk of conflict of interest ("CBGC" 5.2). He actively participated in the entire process of preparing the Company for the migration to the Novo Mercado - NM with the segregation of activities, management and managerial positions, review of contracts involving AES Corp and its subsidiaries (related parties) the migration approved on 09112117 EGM was carried out in the shortest possible time,since the Company will no longer have a controlling shareholder in 2017. Em 2018 participou ativamente da Oferta Publica de A oes que acabou resultando na venda do controle da Companhia para o Grupo ENEL. 5

BRADESPAR - Independent member of the Board of Directors – 2015-2016
Supervisory Board in Audit Committee – 2014-2015

- Bradespar is a holding company that participates in the Control Group of VALE and with representatives in the Board of Directors and in the committees of the subsidiary. The shareholder Geração Futuro L Par holds 6% of the Company's preferred shares and elected in 2015, for the first time, an independent member of the Board of Directors. The experience was very valuable to the Board member who participated in the strategies discussed by one of the controllers of the largest iron ore producer, as well as resulting in the intention of the minority shareholder to elect an Officer at Vale.

CELESC – Independent member of the Board of Directors – 2011-2014

- Centrais Eletricas de Santa Catarina S.A. s a state mixed-capital company that controls Celesc Distribuição S.A, a power distribution concessionaire for the State of Santa Catarina, Celesc Geração S.A, which owns small hydroelectric plants - PCHs, and SC Gas, a public service concessionaire for gas distribution Natural for the State of SC. As an independent member, he played a fundamental role as Coordinator of the Legal and Audit Committee in the review of the Bylaws in 2011 and in the investigation of complaints in contracts that resulted in several corrective measures, as well as in the denunciation of the administrators involved in order to recover the damages caused.

ELETROBRAS – Independent member of the Board of Directors – 2012-2014 e 2016
Alternate Supervisory Board in Audit Committee 2014-2015

- Centrais Eletricas Brasileiras S.A. is the largest energy company in Latin America, and a state-owned company that has been involved in major Lava Jato scandals. When the Federal Government issued the Provisional Measure - MP 579/2012, the Director elected by minority shareholders do not participated in the vote that would approve the membership and resigned, leaving the minority orphans, without a voice that could present and mainly record arguments that would show how harmful the adhesion of the Company to the early renewal of the concessions would be. Minority shareholders led by the Capital Market Investors Association (AMEC) elected and appointed the Director as a candidate at the Extraordinary General Meeting held on 12/03/2012, the same one where the Company's shareholders approval was also approved under the rules of MP 579/2012. Being elected, he began analyzing and questioning several businesses that were disadvantaged, in addition to proposing measures to improve management and Corporate Governance of Eletrobras. The objective of installing the advisory committees to the Board was raised to the Coordinator of the Audit Committee, Corporate and Legal Risks, where he began to review the most critical processes, such as the passive billionaire related to the so-called Compulsory Loan, to the purchasing processes and the Strict compliance with the legislation and regulations that affected Eletrobras, its subsidiaries and specific purpose companhies. This has caused much discomfort within the Board of Oficers. The Letter sent to the representative of the Controlling Shareholder one year after the election, added to the votes against the financial statements of 2012 and 2013 generated a reaction of the Board of Directors and a change of position at the AGM of 2014 prevented the re-election of the Board Member. In 2016 the shareholders Geração Futuro L Par / Banco Clássico and Fundo Jaburá were invited to return to the Board, which occurred through the Multiple Vote process for the first time in the Company's history. In two months of performance and again elected Coordinator of the Audit Committee, Corporate and Legal Risks led the Working Group constituted for the revision of the Company's Bylaws and the subsidiaries Furnas, Chesf, Eletronorte and Eletrosul to comply with the requirements of the new State Law, Approving draft to be submitted to the MME in the RCA of 07/15/2016.

TECNISA – Independent member of the Board of Directors – 2012-2014

- Tecnisa S.A. is one of the largest construction companies in Brazil, opened the capital of 2006 and began to face the difficulties of the economic downturn from 2012. The Board member was propositive in the two years so that the Company re-adjusted its costs to the new reality that was presented. However, management was slow to take the necessary actions and was not prepared for the serious real estate crisis that settled in 2014.

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BATTISTELLA – Independent member of the Board of Directors – 2016-2017

- Battistella S.A. Operates in the port logistics, heavy vehicles and forestry business, having been the largest Scania operation outside of Sweden, and currently serves the State of Paraná in this proceeding. The Port of Itapoá is a private mixed-use terminal for the handling of containers, capable of receiving large ships, up to 9,800 TEUs. The forestry activity serves several markets in the Americas, Europe and Asia. Invited by minority shareholders holding 5% of the capital stock to compose the Board of Directors to highlight short-term financial challenges in the face of high leverage led a series of proposals that culminated in the Company's capitalization of R $ 100 million In December 2016, equating a financial debt of equivalent amount and a relevant tax liability, enabling a recovery of the capacity to pay and return to a sustainability situation.

VALE – Alternate Independent member of the Board of Directors – 2016-2017

Vale is one of the world's largest miners, a leader in the production of iron ore, pellets and nickel, and is present in 30 countries. The Brazilian shareholders are increasingly interested in closely monitoring the performance of their investees and the shareholder Geração Futuro L Par, holder of a direct position in the company's capital and indirect through Bradespar, decided to support the Company's Management in the face of the extreme reduction of Price of iron ore in 2015 and the tragedy of Mariana. Vale has spent the last five years on the largest investment program in its history and the start of production of the S11D mine in 2016 will provide a new cycle of growth and consolidation in the market. The resumption of operations of the Samarco joint venture will also be instrumental in overcoming this difficult episode in the history of Brazilian mining.

The call of the Company to the Extraordinary General Meeting held on October 18, 2017 made possible the presence of two independent members on the Board of Directors, a goal pursued by minority shareholders with controlling shareholders since 2016, and a victory for all Company shareholders and one a great opportunity for the Company's management to collaborate towards more equity, transparency, compliance and results, and a chapter of the Director's career that deserves registration. Specifically in relation to Vale, the experiences of the Director in Vale itself, Usiminas, Bradespar in the Presidency of the Eternit Board that controls Sama Minerações Reunidas SA, which faces restrictions on the commercialization of the Chrysotile Asbestos ore in Brazil, were decisive in defending the candidacy of a Board member who already knows the Company's business and that the arrival to the Board in the middle of a mandate already in progress was not prejudiced by the necessary learning period that the new Board member needs to know the Company. At the Extraordinary General Meeting held in October 2017 it received 490 million votes, corresponding to almost 10% of the company's share capital and 39% of the votes of that election, which ended up in second place but obtained market recognition for the significant support received.

PETROBRAS – Alternate *Conselho Fiscal* member – 2017-2018

- Petrobras is the largest Brazilian publicly traded company and operates in an integrated and specialized manner in the areas of oil, natural gas and energy, being present in the exploration and production, refining, marketing, transportation, petrochemicals, derivatives distribution, natural gas , electricity, gas-chemistry and biofuels, present in 19 countries and with 70 thousand employees.
  Its 2018-2022 Business and Management Plan is based on the two main top-level metrics, one for security and another for financial, as already defined in "PNG 2017-2021" and that continue to guide the company's strategic actions. The safety metric was anticipated in two years: the limit of the Recordable Accidents Rate per million man-hours (TAR) was reduced from 1.4 to 1.0 in 2018 and the financial leverage goal was maintained: net debt / Adjusted EBITDA of 2.5 in 2018.
  The shareholder Dynamics Energy Investment Fund/Banco Clássico is the largest Brazilian shareholder, excluding pension funds, and together with the Board Member, has been following the work developed by the members of the Board of Directors and the Fiscal Council elected by minority shareholders since 2016.

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AES TIETE - Supervisory Board i n Audit Committee-2013-2014 •AES Tiete has hydroelectric plants in the State of Sao Paulo, is part of the AES Brasil Group,supplied to Eletropaulo and commercialized energy in the free market. Institutional Consultant of the lnnovare Award - Period: June 2004 - current (13 years,the oldest external consultant) •Idealized by Funda ao Getulio Vargas-FGV with fundamentalsupport from VALE. Function: Consultant for SantaCatarina of the lnnovare Prize-The Judiciaryof the 21stCentury - (http:llwww.premioinnovare.com.brl) organized by the following institutions: Ministry of Justice, which participates through the Secretariat for Judicial Reform, Association of Brazilian Magistrates - AMB, National Association of Members of the Public Prosecution Service - CONAMP, National Association of Pubilc Defenders - ANADEP, Association of Federal Judges-AJUFE, National Association of Attorneys of the Republic-ANPR and Brazilian Bar Association. UNISUL-University Professor from 2000 to 2002 •He taught subjects of tax and finance law. MINISTRATED I DIRECTED LECTURES • • FGV C-LeveI - ... -Sao Paulo 2019 Corporate Governance in Brazil: the Push for reform -The Emerging Markets Investors Alliance - New York 2018. The importance of the Independent Director of Open Capital Companies-IBGCIChapter Santa Catarina 2018 Corporate Governance and its importance in small and public companies-FACISCIACIVALE 2017 Whorkshop Assemblies Season-AMEC 2017 The moorings of the vote of the Board Member to the Shareholders' Agreement - Capital Aberto Magazine 2017 Linking of the Voting to the Shareholders' Agreement of the Board Member - IBGC Chapter Rio de Janeiro 2016 Corporate Governance in times of crisis-LIDE I SC 2015 Corporate Governance i n retail - EXPOSUPER-ACATS I IBGC Chapter SC, 2014 building effec tive board of directors-IBGC Chapter SCI FIESC, 2013 Corporate Governance and succession in family business-LIDE SCI IBGC Chapter SC,2013 ARE YOU PREPARED TO PASS THE BAT? The PANEX case. ACIJS I IBGC Chapter SC, 2012. Corporate Governance-Principles and Practices. South Chapter IBGC I FIESC, 2011. ENERGY TAX BRASIL FORUM BRAZIL. National Forum on Energy Taxation - IQPC. TOPIC: Energy chain and large consumption, 2010 • • • • • • • • • • • • COURSES AND SEMINARIES •27th Annual Citi Latin America Conference •Cll Spring Conference - The voice of Corporate Governance. Council of Institutional Investors, Whashingtonl2018. Participara em 2019. 8

- 19th Intertational Corporate Governance Congress. IBGC 2018 (participates since 2011)
- AMEC Investor Fórum 2018 (participates since 2013)
- 19th BOD Encouters PREVI, 2018 (participates since 2011)
- 6th Meeting of Board Members. IBGC, 2018 (participates since 2013)
- Workshop of Fiscal Counselors. PREVI, 2013.
- International Conference - Technical Workshop Australian Institute of Company Directors / AICD - IBGC 2013
- ICGN - Annual Conference. Rio de Janeiro, 2012
- Advanced Course for Board Member. IBGC 2010
- Mergers and Acquisitions Progam. LONDON BUSINESS SCHOOL 2009

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PATRICIA BENTES

patriciabentes65@gmail.com
Ph/Whatsapp: +55 (21) 97227-6888 Skype: Pbentes68

- Wide experience in Business Management
- Independent Management Board Member at distinctive Brazilian Publicly Traded Corporations
- In-Depth Knowledge of the Brazilian Renewable Energy Sector: hydro, solar, wind and biomass
- Long track-record in Private Equity Investments, Corporate Credit and Asset Backed transactions/ABS (MSCs and MTNs in the USA and FIDCs, FIIs, CRIs and CRAs in Brazil)
- Extensive network of business relationships in Brazil: Governmental and non-governmental entities and Corporations
- In-country working experience: USA, Brazil, Argentina, Chile, Venezuela and Mexico

WORK EXPERIENCE

MANAGEMENT BOARDS

- **CEMIG**
  Belo Horizonte, October 2016 - Current
  Brazilian Company traded at the NYSE and BOVESPA
  Third Largest Energy Generation and the Largest Energy Distribution and Transmission Group in Brazil
  FULL INDEPENDENT BOARD MEMBER appointed by BNDES, Brazilian Development Bank
  MEMBER OF STRATEGIC, FINANCE, RISK AND AUDIT BOARD COMMITTEES

- **RENOVA**
  São Paulo, January 2017 – April 2018
  Brazilian Company traded at BOVESPA
  Power Generation Projects from Renewable Sources mainly Wind and Solar
  FULL INDEPENDENT BOARD MEMBER appointed by BNDES, Brazilian Development Bank

- **LIGHT**
  Rio de Janeiro, April 2017 – April 2018Brazilian Company traded at BOVESPA
  Brazil's fourth Largest Energy Distributor in Brazil
  ALTERNATE MEMBER appointed by CEMIG

Selected Board Activities: Guided senior management and approved operational and strategic decisions, including the sale of interests in publicly traded companies (Light, Taesa etc.), sale of assets (Alto Sertão II, RENOVA Wind Farm and TerraForm shares), mandates of Public debt offerings and shares in Brazil and abroad, voting orientation in controlled companies, capital increases, budget and strategic plans, monitoring of performance indicators, purchase and sale of long-term contracts of energy, operational agreements with energy grid operators, consortiums in wind, hydroelectric, thermoelectric and gas projects, participation in energy auctions for sale and termination of energy contracts.

ESTATICE

Rio de Janeiro and São Paulo, March/11 – Current

Advisory, Corporate Finance and Business Development projects, e.g.

- World Bank study on Private financing options for replacing public street lighting in Rio de Janeiro with LED technology
- Interim Management: As Vice-President and Executive Director of **BANCO BRACCE**, structured and managed the Corporate & Investment Banking unit, developed and executed channel and distribution strategies, developed and implemented processes for customer acquisition, activation, penetration and retention, defined credit and compliance guidelines and processes, implemented suitable committees and was directly involved in the structuring and execution of Debt Capital Market transactions. Accumulated the position of Human Resources Director and developed and managed recruitment plans, defined and implemented internal controls, proposed and approved fixed and variable compensation plans, developed jobs description and salary grids, proposed and implemented mission, vision and values statements, codes of conduct and in-house cultural training.

HAMPTON SOLFISE

São Paulo and Rio de Janeiro, January/02 – March/11

Founded Hampton Solfise in 2002 and managed the firm for nine years. Implemented marketing plans, structured and executed many Debt Capital Market transactions and performed several consulting jobs e.g.

- Structuring of FIDC FMAX, a BRL 100 million Consumer Loan Securitization. The very first securitization in the Brazil structured via FIDC. Client: **BANCO INDUSVAL/BANCO MÁXIMA**, Brazil
- The first Receivables investment Fund (FIDC) securitization backed by a combination of consumer credit, personal credit and credit card receivables in the amount of BRL1 billion. Client: **ITAU/UNIBANCO**, Brazil
- The first Receivables investment Fund (FIDC) securitization backed by Receivables Future Flow in the amount BRL 50 Million. Client: **CANGURU EMBALAGENS**, Brazil
- USD 50 Million financing via Single Obligor Receivables Lease Securitization. Client: **CSI Leasing Inc.**, Brazil
- USD 50 million financing via future flow securitization of receivables arising from the distribution of Natural Gas. Client: **PETROBRAS Distribuidora**, Brazil
- USD 100 Million supply chain finance via Single Obligor Receivables Securitization. Client: **VALE**, Brazil
- USD 100 Million supply chain finance via Single Obligor Receivables Securitization. Client: **PETROBRAS**, Brazil
- USD 50 Million ECA Financing for the construction of a 400MW Combined Cycle Power Plant in Uruguay. Client: **MAIRE** Engineering
- USD 50 Million financing via securitization of electric bills. Client: **ELEKTRO (Iberdrola Group)**, one of the largest energy distribution Co. in Brazil.
- USD 60 Million financing via securitization of receivables arising from the sale of fertilizers to local farmers. Client: **BUNGE**, Brazil
- USD 50 Million financing via securitization of receivables arising from the sale of fertilizers to local farmers. Client: **CHEMINOVA** Agro, Brazil
- USD 30 Million Financing for Full Flex Ethanol and Sugar start up projects in Brazil Central and Southeast Regions and their subprojects that included processing all types of waste generated at the industrial and agricultural facilities. Client: **MILLENIUM**, Brazil
- USD 50 Million financing for the production of logs by a multiple use Eucalyptus forest for energy, pulp and sawn wood industries. Client: **BRASILWOOD**, Brazil;
- Structuring of the firm Bid Offer to buy a Finance Company in Brazil. Client: **BLADEX**, Panama
- USD 50 Million financing via Dealer Floor Plan Receivables Securitization. Client: **GENERAL MOTORS** Brazil and **HONDA** Brazil
- Subordinated debt issuance, 10-yr bullet, in the amount of BRL 60 million. Client: **VOLVO**, Brazil
- USD 20 Million financing of a Cellular immunotherapeutic, clinical stage, a start-up project in Brazil. Client: **UNESP** Research
- USD 200 Million Financing of Municipal Energy-Efficient Public Street Lighting Project (LED) in the City of Rio de Janeiro. Client: **WORLD BANK**

Similar projects in Brazil for **AES, ALL, ALPARGATAS, AMBEV, AMIL, BRASKEM, CARREFOUR (GPA), CBMM, C&A, FIAT, ELECTROLUX, FORD, GOL, KLABIN, MAGAZINE LUISA, MICHELIN, MRN, MULTIBRAS (WHIRPOOL), MRN, MRS, NOKIA, NORSA, TETRAPAK, TOTVS, USIMINAS, VARIG, VULCABRAS**, among others.

CITIGROUP

New York, São Paulo and Rio de Janeiro, September/88 – September/01

Director, Global Securitization Structured Finance Division, New York, Dec/96 – Sep/01
Structured, distributed and managed funding programs in the US for American, European and Asian corporations. Participated in the execution of 38 structured deals for issuers such as **DOW CHEMICAL, BRISTOL MYERS, MINEBEA** (Japan), **MAXTOR** and **HYUNDAI** (Korea), **FIAT** (Italy), **FORD, MITSUBISHI** (Puerto Rico), **XEROX, BURGER KING, MARRIOTT** and the **VIACOM** Group, among others. Transactions amounted approximately USD 5 Billion in capital markets funding and were placed in the US market via Multiseller Commercial Paper Conduits and/or syndicated with Banks, such as Lloyds Bank, WestLB, RBS, among others.

Vice President, Latin America Information Center Risk Management Group, São Paulo Sep/94 – Dec/96
Developed and managed the Unit with a team of 16 analysts covering 138 corporations and 35 industries in Brazil, Argentina and Chile.

Vice President, Private Equity Unit Investment Banking Group, São Paulo, Sep/92 – Sep/94
Prepared technical recommendations concerning investments, divestitures, asset redeployment and new investment opportunities through privatization. Worked directly with Citicorp Venture Capital Group in New York.

Manager and Assistant Vice President, Corporate Banking Group, Rio de Janeiro and São Paulo, Sep/88 – Sep/92
Main Achievements: Worked with Senior Bankers in the development of credit structures for corporate clients, such as **LACTA/KRAFT, MICHELIN, XEROX, PETROBRAS, UNIPAR** and **VALE**.

ADDITIONAL WORK EXPERIENCE

- **UNIVERSIDADE CANDIDO MENDES, Assistant Professor,** Rio de Janeiro, Brazil – January/17 - Current
  Professor of *Advanced Negotiation Techniques* at the B.A. undergraduate Program. Develops and conducts case studies and related workshops and research.

- **THE GILLETTE COMPANY, Auditor for Latin American Operations, 1986 – 88** (During Graduation)
- **PRICE WATERHOUSE, Auditor, 1984 – 86** (During Graduation)

  At Gillette participated in various internal audit jobs in Brazil, Venezuela and Mexico, including the audit and remedial management of local procurement cycles, marketing campaigns, global reporting for the subsidiaries of Gillette in Latin America, including the cosmetics business JAFRA and Oral Care business ORAL B.

  At Price Waterhouse acquired extensive knowledge on USGAAP, Cost Accounting, Corporate Valuation, Tax Planning and Internal Controls and performed audit reviews for IBM, Thyssen, Exxon, Caemi, among other corporate clients.

EDUCATION / LICENSES

- Master in Finance and Marketing, USP, MBA dissertation on valuation techniques Privatization Programs, 1996;
- B.A in Business Administration, UFRJ, 1988;
- Passed NASD Series 7 and 63 tests;
- Passed CVM test and is a Registered Independent Investment Agent;
- Training Programs in Governance, Compliance, Money Laundering, Web Security, Cryptocurrencies, Brazilian Regulated and Unregulated Energy Markets, among others.

Gaspar Carreira Junior Rua Teixeira de Melo. 37/201 - lpanema-Rio de Janeiro-Rio de Janeiro-CEP: 22410-010 +55 21 2287-1219/98801-0158 • rapsag@oi.com.br SUMMARY OF PROFESSIONAL QUALIFICATIONS Expertise in the administrative and financial areas; management of projects, processes, systems (ERP) and people Competence in analysis and diagnose,focusing on practical and creative solutions of processes Participative leadership headed at team formation and development Strategic alignment through the management model, resulting in continuous improvement, increased productivity and goal achievement Negotiation skills, targeted at increased power of accomplishment and result achievement Challenge-driven,aiming at continuous professional development • • • • • • WORK EXPERIENCE GRUPO Oi (Telemar, Oi, BrT) June 99 to present Brazilian company of landline, wireless, long distance, and broadband telecommunications operating all over the country. Currently with 60 MM wireless and landline subscribers, annual revenue of R$ 35 billion, and 20,000 employees. Director of Financial Services (since Jan 09) In charge of the following areas: 2013: On top of been Director, member of Audit Committee - ICCS Certification N. EA 04758-PREVIC Licensed - - - SISTEL - Private Pension Fund SETA - Pay lV National Union Oi Futuro - Social Institute 2012: Revenue Cycle, Finance, Taxes, Sales Management, Contingency Control, Credit & Collection, Billing, Revenue Assurance, BPO Management, supervising 29 managers (7 direct managers), 700 employees and 980 outsourced collaborators, managing an over R$ 6.5 billion budget. 2010: Finance,Taxes,Accountancy, Sales Management, Contingency Control,Trade Credit & Billing, supervising 26 managers (6 direct managers), 652 employees,and managing a R$ 2 billion budget. 2009: Pay Roll, Finance, Taxes, Accountancy, Sales Management, Special Civil Court/Procon Back office, supervising 24 managers (6 direct managers) and 1,056 employees. Financial Services Manager (since Jul 06) In charge of Pay Roll, Tax Office, Finance, Accountancy, and Taxes, supervising 5 managers and 180 employees. Operations and Centralized Services Manager (since May OS) In charge of Accounts Payable, Tax Office,and Indirect Taxes,supervising 3 managers and 80 employees. Accounts Payable Manager (since Feb 04) In charge of Accounts Payable, supervising 20 employees. Process Coordinator (since Jul 01) In charge of improvements and processes automation of the control unit,supervising 6 employees. SAP Coordinator (since Jun 99) Responsible for implementing SAP, focusing on the CO - Controlling module, supervising 5 employees.

Gaspar Carreira Júnior

- Leader of Control Tower - Oi´s Judicial Reorganization under Brazilian Law
- Leader for hire and start-up of Latin America's major BPO, saving over R$ 1 billion
- Credit & billing management, controlling a PDD of R$ 1.3 billion/year
- Leader of four multidisciplinary management groups for contentious liabilities of R$ 36 billion and lien of R$ 23 billion
- Centralization of administrative and financial activities of the Brasil Telecom businesses
- Responsible for implementing tax planning actions, attaining cash earnings and results around R$ 1.2 billion/year
- Development and implantation of SAP and SSC for all companies of the group, standardizing and centralizing their administrative processes
- Development of a management model based on indexes, goals and SLAs, for results follow-up, aiming at having ranking priorities on decision-making and improvements
- Coordination of mapping, control, and conciliation of escrow deposits and restricted deposits, removing material weakness from Telemar balance sheet.
- Restructured the tax calculation area, ICMS, by reviewing procedures and system, and reallocating staff, to ensure an accurate tax calculation and collection, approximately R$ 7.0 billion/year, and contingencies control of R$ 10 billion
- Participated in Telemar's adaptation to the requirements of the Sarbanes-Oxley Act, by implementing the risk management of the relevant processes, aiming at having the company's certification and continued trade at the New York Stock Exchange and BM&FBOVESPA.
- Engaged at the corporate merger of Telemar's 16 landline telecommunication enterprises.

COCA-COLA – Grupo Andina (Rio de Janeiro Refrescos) **October 92 – June 99**

Chilean company of production, sales and distribution of Coca-Cola products.

Managerial Information Coordinator (Jul 95)

In charge of the managerial accounting, Chile GAAP, and price formation, supervising 6 employees.

Budget Supervisor (Mar 94)

In charge of corporate budget area, supervising 3 employees.

Budget Analyst (Oct 92)

- Formed and implemented a new management model for business, budget, and managerial information, ensuring R.J. Refrescos a better performance within Grupo Andina.
- Generated business information that ensured the takeover of R.J. Refrescos by Grupo Andina and the subsequent launch of ADR in the North-American market for obtaining financial resources
- Integrated the team implementing SAP, CO module.

CONSTRUTEL TELECOMUNICAÇÕES E ELETRICIDADE **November 91 – October 92**

Brazilian company of landline maintenance and operation.

Financial Analyst

- In charge of tracking performance indicators of the Rio de Janeiro branch

Self-employed, in charge of a consultancy on budgeting with professors of FGV/Rio de Janeiro (1991/90).

Internship on Economics with focus on investment analysis with BNDES (1989-1988), and on economic statistics with the Institute of Civil Aviation (1988-1987).

Gaspar Carreira Junior EDUCATION Specialisation in Project Management - PMP • UFF - Rio de Janeiro • 2004 Executive MBA-Coppead • UFRJ - Rio de Janeiro • 1999 Post-Graduate Degree in Finance • PUC - Rio de Janeiro • 1992 BA in Economics • candido Mendes-Rio de Janeiro • 1989 RELATED COURSES • Management, Leadership,Strategy, Coaching, and Feedback • Funda9io Dom cabral • Academia Oi • Lecturer on "Practical cases on sse -The Oi case" • IQPC • Sao Paulo • Specialisation in SAP (FIand CO modules) LANGUAGES English (fluent) Spanish (basic) Portuguese (native) ADDITIONAL INFORMATION Brazilian, married, 49, 3 children Hobbies: cinema,reading,diving,and seamanship REFERENCES Maxim Medvedovsky +55 21 8801-1111 Jose Luis Salazar +55 11 96998-4922 I 8801-4922

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 29, 2019		Director of Investor Relations

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